

Mail Stop 4720

July 1, 2009

James C. Kranz
Executive Vice President and Chief Financial Officer
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, New Jersey 07652
By U.S. Mail and facsimile to (201) 967-0559

**Re:     Hudson City Bancorp, Inc.**
**Form 10-K for the fiscal year ended December 31, 2008**
**Form 10-Q for the quarterly period ended March 31, 2009**
**File No. 000-26001**

Dear Mr. Kranz:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,


                    John P. Nolan
                    Senior Assistant Chief Accountant